File No. 333-58468
Rule 424(b)(3)



300,000 Common Shares

I.A.T. Reinsurance Syndicate Ltd., the selling shareholder, is offering and selling up to 300,000 common shares of Nam Tai Electronics, Inc., which the selling shareholder will be obtaining upon exercise of an outstanding warrant. The selling shareholder may offer these Nam Tai common shares through public or private transactions, in or off the over-the-counter market in the United States, at prevailing market prices, or at privately negotiated prices. For details of how the selling shareholder may offer its Nam Tai common shares, please see the section of this prospectus called "Plan of Distribution."

Nam Tai will not receive any proceeds from the sales of shares by the selling shareholder. Nam Tai's common shares are quoted on the Nasdaq National Market under the symbol "NTAI." On April 19, 2001 the closing price of Nam Tai's common shares on the Nasdaq National Market was $13.51 per share.

Your purchase of the common shares involves a high degree of risk. See "Risk Factors" beginning at page 4.

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Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Nam Tai common shares offered or sold under this prospectus, nor have these organizations determined that this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

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The date of this prospectus is April 19, 2001

WHERE YOU CAN FIND ADDITIONAL INFORMATION

Nam Tai file reports and other information with the Securities and Exchange Commission, or SEC. You may read and copy any document Nam Tai files at the SEC's public reference room at 450 5th Street, N.W., in Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room.

The SEC allows Nam Tai to "incorporate by reference" the information it files with the SEC, which means that Nam Tai can disclose important information to you by referring you to those documents. The information incorporated by reference is part of this prospectus and later information that Nam Tai files with the SEC will automatically update and supersede this information. Nam Tai incorporates by reference the documents listed below.

1.   Nam Tai's Annual Report on Form 20-F for the year ended December 31, 2000 filed with the SEC on March 21, 2001;

2.   Nam Tai's Form 8-A filed with the Commission on April 7, 1988 and its Form 8-A/A1 (Amendment No. 1) filed with the Commission on April 18, 1995.

All subsequent annual reports filed on Form 20-F, Form 40-F or Form 10-K, and all subsequent filings on Forms 10-Q and 8-K filed by Nam Tai with the SEC under the Securities Exchange Act of 1934, prior to the termination of the offering, shall be deemed to be incorporated by reference into this prospectus. Nam Tai may incorporate by reference into this prospectus certain Forms 6-K subsequently submitted to the SEC by identifying in such forms that they are being incorporated by reference into this prospectus.

Upon written or oral request and at no cost, we will provide to each person, including any beneficial owner of our common shares, to whom a prospectus is delivered, a copy of any or all of the information that has been incorporated but not delivered with this prospectus. Requests for such information should be made to our United States investor relations representative at the following address: Lorne Waldman, Pan Pacific I.R. Ltd., 999 West Hastings Street, Suite 1790, Vancouver, British Columbia Canada V6C 2W2, telephone (800) 661-8831.

Table of Contents

ABOUT NAM TAI

We provide design and manufacturing services to original equipment manufacturers, or "OEMs," of telecommunication and consumer electronic products and components. Our largest customers include Texas Instruments Incorporated, Epson Precision (HK) Ltd, Sharp Corporation and Seiko Instruments Inc. Our principal design and manufacturing operations are based in Shenzhen, China, approximately 30 miles from Hong Kong. Products we manufacture include, telecommunication products, palm-sized PCs, personal digital assistants, electronic dictionaries, calculators and smart card readers. We also manufacture electronic components and subassemblies including liquid crystal, or "LCD" panels, transformers and LCD modules used in the manufacture of cellular phones and various other electronic products such as copiers, fax machines and microwave ovens. In 2000, as part of a joint venture investment with Toshiba, we began manufacturing lithium ion and nickel metal hydride rechargeable battery packs that are used in cellular phones.

We assist OEMs in the design and development of products and furnish full turnkey manufacturing services to our OEM customers utilizing advanced processes such as chip on glass, chip on board, multichip modulator, surface mount technology, ball grid array, tape automated bonding, outer lead bonding and anisotropic conductive film heat seal technologies. We provide hardware and software design, plastic molding, component purchasing, assembly into finished products or electronic subassemblies, post-assembly testing and shipping. We use radio frequency and digitally enhanced cordless telephone technologies in the production of various telecommunication products. We also provide original design manufacturing, or "ODM," services, in which we develop and design proprietary products that are sold by our OEM customers. Additionally, we provide OEMs with silk screening services for plastic parts, polyvinyl chloride, or PVC, products and metal parts.

The location of our facilities in Shenzhen provides us with access to Hong Kong's infrastructure of communication and banking. This also facilitates transportation of our products out of China through the port of Hong Kong. We emphasize high responsiveness to the needs of OEM customers through the development and volume production of increasingly sophisticated and specialized products. We seek to build long-term relationships with our customers through high quality standards (supported by ISO 9001 Certification), competitive pricing, strong research and development support, advanced assembly processes and high volume manufacturing, and with key suppliers through volume purchasing and reliable forecasting of component purchases. We believe that the potential for increased manufacturing outsourcing by Japanese and U.S. OEMs in China is substantial and that we are in a position to take advantage of this because of our available production capacity and experience. We believe our record of providing timely delivery in volume of high-quality, high technology, low-cost products builds close customer relationships and positions us to receive orders for more complex products. As we grow, we will seek to maintain a low cost structure, reduce overhead where possible and continuously strive to improve our manufacturing quality and processes.

We were incorporated in the British Virgin Islands in August 1987. Our principal executive offices are located at Suite 4, 9/F., Tower 1, China Hong Kong City, 33 Canton Road, TST, Kowloon, Hong Kong and our telephone number is (852) 2341-0273.

RISK FACTORS

Investment in the common shares offered by this prospectus involves a high degree of risk. This prospectus contains or incorporates forward-looking statements. You can identify these forward-looking statements by our use of the words "believes," "anticipates," "plans," "expects," "may," "will," "intends," "estimates" and similar expressions, whether in the negative or affirmative. Although we believe that these forward-looking statements reflect our plans, intentions, and expectations reasonably, we can give no assurance that we actually will achieve these plans, intentions or expectations. Our actual results could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. We have put in the cautionary statements below that we believe could cause our actual results to differ materially from the forward-looking statements that we make. We do not intend to update information contained in any forward-looking statement we make.

We are dependent on a few large customers and have no long-term contracts with them. Our sales would substantially decrease and we would suffer decreases in net income or losses if we lose any of our largest customers or if they substantially reduce their orders.

Historically, a substantial percentage of our sales have been to a small number of customers. During the year ended December 31, 2000, our four largest customers were Texas Instruments Incorporated, Epson Precision (HK) Ltd., Sharp Corporation and Seiko Instruments Inc. Each of these customers individually accounted for 10% or more of our total net sales during the year ended December 31, 2000 and accounted for an aggregate of approximately 72.4%, 77.9%, and 76.2% respectively, of our total sales during the years ended December 31, 2000, 1999 and 1998, respectively. Our sales are based on purchase orders and we have no long-term contracts with any of our customers and the percentage of sales to any of our customers may fluctuate from time to time. The loss of any one of our largest customers or a substantial reduction in orders from any of them would adversely impact our sales and decrease our net income or cause us to incur losses unless and until we were able to replace the customer or order with one or more of comparable size.

We are facing increasing competition, which has caused us to change our strategy and has had an adverse effect on our gross profit margins.

General competition in the contract electronic manufacturing industry is intense characterized by price erosion, rapid technological change, and competition from major U.S. and international companies. This intense competition could result in pricing pressures, lower sales, reduced margins, and lower market share. Over the last several years our profit margins have declined substantially, from 24.3% for 1998, to 17.2% for 1999 and to 14.8% for 2000. The primary reasons for this decline has been our strategy to enter a less competitive market place for more advanced subassemblies and components that is more capital intensive and has a more complex manufacturing processes. This strategy has reduced relative sales of higher margin finished goods such as calculators, electronic organizers, and linguistic products. In addition, there has been a lowering of unit prices for finished goods because of the increasingly competitive environment. If we cannot increase sales of our lower margin products, or if we are forced to continue to lower our prices, our net sales and gross margins will decline. If we cannot stem the decline in our gross margins, our financial position may be harmed and our stock price may decrease.

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We may not be able to compete successfully with our competitors, many of whom have substantially greater resources than we do.

We believe we compete with four firms in the manufacture of our traditional product lines of calculators, personal organizers and linguistic products - Kinpo Electronics, Inc. (formerly Cal-Comp Electronics, Inc.), Inventec Co. Ltd., Asustek and Compal. We have numerous competitors in our telecommunication, subassemblies and components product lines. In addition, we compete with the in-house manufacturing capabilities of current and potential customers who evaluate our capabilities against the merit of manufacturing products internally. Many of our competitors have greater financial, technical, marketing, manufacturing, vertical integration, and personnel resources and there can be no assurance that we will continue to compete successfully with these organizations.

We must spend substantial amounts to maintain and develop advanced manufacturing equipment and engage additional engineering personnel in order to attract new customers and business.

We operate in rapidly changing industries. Technological advances, the introduction of new products, and new design and manufacturing techniques could adversely affect our business unless we are able to adapt to the changing conditions. As a result, we continually are required to expend substantial funds for, and commit significant resources to, engage additional engineering and other technical personnel and to purchase advanced design, production and test equipment.

Our future operating results will depend to a significant extent on our ability to continue to provide new product solutions that compare favorably on the basis of time to introduction, cost, and performance with the design and manufacturing capabilities of OEMs and competitive third-party suppliers. Our success in attracting new customers and developing new business depends on various factors, including the

- utilization of advances in technology;

- innovative development of new or improved manufacturing processes for customer products;

- efficient and cost-effective services; and

- timely completion of the design and manufacture of new products.

Our failure to implement new manufacturing processes timely could result in lost sales, lower margins or even losses.

The market for our manufacturing services is characterized by rapidly changing technology and continuing process development. We continually evaluate the advantages and feasibility of new manufacturing processes. We believe that our future success may depend upon our ability to develop and market manufacturing services which meet changing customer needs, maintain technological leadership and successfully anticipate or respond to technological changes in manufacturing processes on a cost-effective and timely basis. There is a learning curve that must be overcome when any new technologies are introduced. Our failure to integrate the new technology timely may result in reduced production, lost sales, lower gross margins and losses.

Our quarterly and annual operating results are subject to significant fluctuations from a wide variety of factors.

Our quarterly and annual operating results are affected by a wide variety of factors that could materially and adversely affect our net sales, gross profit and profitability during any period. This could result from any one or a combination of factors such as

- the cancellation or postponement of orders,

- the timing and amount of significant orders from our largest customers,

- our customers' announcement and introduction of new products or new generations of products,

- evolutions in the life cycles of our customers' products,

- our timing of expenditures in anticipation of future orders,

- our effectiveness in managing manufacturing processes including, interruptions or slowdowns in production as a result of technical difficulties with equipment, and changes in cost and availability of components,

- the mix of orders filled,

- adverse effects to our financial statements resulting from acquisitions,

- local factors and events that may affect production volumes such as local holidays and seasonality of customers' production requirements,

- and changes or anticipated changes in economic conditions.

The volume and timing of orders received during a quarter are difficult to forecast. Our customers from time to time encounter uncertain and changing demand for their products. Customers generally order based on their forecasts. If demand falls below such forecasts or if customers do not control inventories effectively, they may reduce, cancel or postpone shipments of orders.

Our operating results could be negatively impacted by excessive expenditures resulting from our errors in forecasting sales, seasonality and periods of recession, making results in any period not necessarily reliable to predict results in a future period.

Our expense levels during any particular period are based, in part, on expectations of future sales. If sales in a particular quarter do not meet expectations, operating results could be harmed. In addition, our operating results are often affected by seasonality during the second and third quarters in anticipation of the start of the school year and Christmas buying season and in the first quarter resulting from both the closing of our factories in China for two weeks for the Chinese New Year holidays and the general reduction in sales following the holiday season. The market segments we serve are also subject to economic cycles and have in the past experienced, and are likely in the future to experience, recessionary periods. A recessionary period affecting the industry segments we serve could have a material adverse effect on our results of operations. Results of operations in any period should not be considered indicative of results to be expected in any future period, and fluctuations in operating results may also result in fluctuations in the market price of our common shares.

We face numerous risks as a result of our operations in China and Hong Kong.

Our manufacturing facilities are located in China. As a result, our operations and assets are subject to significant political, economic, legal and other uncertainties associated with doing business in China which are discussed in more detail below.

The Chinese government could change its policies toward or even nationalize private enterprise, which could result in the total loss of our investment in that country. Over the past several years, the Chinese government has pursued economic reform policies including the encouragement of private economic activity and greater economic decentralization. The Chinese government may not continue to pursue these policies or may significantly alter them to our detriment from time to time without notice. Changes in policies by the Chinese government resulting in changes in laws, regulations, or their interpretation, or the imposition of confiscatory taxation, restrictions on currency conversion or imports and sources of supply could materially and adversely affect us. The nationalization or other expropriation of private enterprises by the Chinese government could result in the total loss of our investment in that country.

There may be a lack of remedies and impartiality under the Chinese legal system that might adversely impact our ability to enforce the agreements governing our factories and to do business. We do not own the land underlying our factories. We occupy them under agreements with the local Chinese government. These agreements and the operations of our factories are dependent on our relationship with the local government. Our operations and prospects would be materially and adversely affected by the failure of the local government to honor these agreements. In the event of a dispute, enforcement of these agreements could be difficult in China. Unlike the U.S., China has a civil law system based on written statutes in which judicial decisions have little precedential value. The Chinese government has enacted some laws and regulations dealing with matters such as corporate organization and governance, foreign investment, commerce, taxation and trade. However, their experience in implementing, interpreting and enforcing these laws and regulations is limited, and our ability to enforce commercial claims or to resolve commercial disputes is unpredictable. These matters may be subject to the exercise of considerable discretion by agencies of the Chinese government, and forces unrelated to the legal merits of a particular matter or dispute may influence their determination.

A fire, severe weather, flood, or other act of God could cause significant damage to our properties in China and disrupt our business operations. Most of our products are manufactured exclusively at our factory complex located in Baoan County, Shenzhen, China.

Fire fighting and disaster relief or assistance in China is primitive by Western standards. Material damage to, or the loss of, our factory complex due to fire, severe weather, flood, or other acts of God or cause may not be adequately covered by proceeds of our insurance coverage and could have a material adverse effect on our financial condition, business and prospects. In addition, any interruptions to our business caused by such disasters would severely harm our financial condition, business and prospects.

Possible changes and uncertainties in economic policies in the Special Economic Zones of China in which we operate could harm our operations by eliminating benefits we currently enjoy. As part of its economic reform, China has designated certain areas, including Shenzhen where we have our principal manufacturing facilities, as Special Economic Zones. Foreign enterprises in these areas benefit from greater economic autonomy and more favorable tax treatment than enterprises in other parts of China. Changes in the policies or laws governing Special Economic Zones could eliminate or substantially alter these benefits. Moreover, economic reforms and growth in China have been more successful in certain provinces than others, and the continuation or increase of these disparities could affect the political or social stability of China.

We could suffer losses from corrupt or fraudulent business practices. Conducting business in China is inherently risky. Corruption, extortion, bribery, pay-offs, theft, and other fraudulent practices are common in China. We could suffer losses from these practices if we are not successful in implementing preventative measures.

Changes in China's trade status with the United States could harm our operations or depress our stock price. China currently enjoys most favored nation trade status, which provides China with the trading privileges generally available to trading partners of the United States. In 2000, Congress voted to make China's trade status permanent when it formally entered the World Trade Organization. However, Congress may again consider China's trade status in 2001 and thereafter as a result of the delay in China's entry into the WTO. In the past, various interest groups have urged that the United States not renew most favored nation trade status for China and may do so again before China's entry in the WTO. Even after China joins the WTO, controversies between the United States and China may arise that threaten the status quo involving trade between the United States and China. These controversies could adversely affect our business, by among other things, causing our products in the United States to become more expensive, which could result in a reduction in the demand for our products by customers in the United States. Political or trade friction between the United States and China, whether or not actually affecting our business, could also adversely affect the prevailing market price of our common shares.

Uncertain applications of Chinese tax laws and heightened efforts by the Chinese taxing authorities to increase revenues could subject us to greater taxes. Under applicable Chinese law, we have been afforded a number of tax concessions by, and tax refunds from, the Chinese taxing authorities and have avoided paying taxes on a substantial portion of our operations in China by reinvesting all or part of the profits attributable to our Chinese manufacturing operations. However, the Chinese tax system is subject to substantial uncertainties including both their interpretation and enforcement. Following the Chinese government's program of privatizing many state owned enterprises, the Chinese government has attempted to augment its revenues through heightened tax collection efforts. For the tax years from 1996 through 1998, we did not receive a 100% tax refund on taxes paid by our principal Chinese subsidiary because a large intercompany receivable between that subsidiary and one of our Hong Kong subsidiaries was not considered by the tax authorities to be a reinvestment of profits. Continued efforts by the Chinese government to increase tax revenues could result in other decisions or interpretations of the tax laws by the taxing authorities that increase our future tax liabilities or deny us expected refunds.

Our results have been affected by changes in currency exchange rates. Changes in currency rates involving the Japanese yen, Hong Kong dollar or Chinese yuan could increase our expenses or cause economic or political problems affecting our business. Our financial results have been affected by currency fluctuations, resulting in total foreign exchange gains/(losses) of approximately $51,000 in 2000, ($413,000) in 1999, and $394,000 in 1998. We sell most of our products in United States dollars and pay our expenses in United States dollars, Japanese yen, Hong Kong dollars, and Chinese renminbi. While we face a variety of risks associated with changes among the relative value of these currencies, we believe the most significant exchange risk results from material purchases we make in Japanese yen. Approximately 14%, 15%, and 18% of our material costs have been in yen during the years ended December 31, 2000, 1999, and 1998, respectively, but sales made in yen accounted for less than 4% of sales for each of the last three years. An appreciation of yen against the U.S. dollar would increase our expenses when translated into U.S. dollars and would adversely affect profit margins unless our customers permit us to increase our selling prices to compensate for the depreciation. Even if our customers do permit an increase, it may not be timely enough to overcome the adverse affect we suffer in a particular period and could result in our customers demanding a decrease in our selling prices in the event of a depreciation of the yen.

Approximately 12.9% and 21.5% of our expenses were in Chinese renminbi and Hong Kong dollars, respectively, in 2000. We have no revenues in yuan to offset these yuan expenses and our revenues in Hong Kong dollars were only 3.7% our total sales during 2000. An appreciation of the renminbi or Hong Kong dollar against the U.S. dollar would increase our expenses when translated into U.S. dollars and could adversely affect profit margins. Devaluation in the renminbi or Hong Kong dollar would decrease expenses. Although we may initially benefit from such devaluations through their effect of reducing expenses when translated into U.S. dollars, such benefits could be outweighed if it causes a destabilizing downturn in the economy of China or Hong Kong, creates serious domestic problems in China, increases borrowing costs, or creates other problems adversely affecting our business.

We have suffered losses from hedging against our currency exchange risk. From time to time, we have attempted to hedge our currency exchange risk. During 2000, 1999 and 1998, we have recorded charges of $304,000, $566,000 and $840,000 on the write-off of option premiums purchased as a hedge against the appreciation of the Japanese yen and the decline of the Hong Kong dollar respectively. We may suffer losses in the future as a result of currency hedging.

We could be less competitive as a result of currency declines of other countries in Southeast Asia. As result of the Asian economic crisis a few years ago, several countries in Southeast Asia have experienced a significant devaluation of their currencies and decline in the value of their capital markets. Some analysts have predicted growth declines in 2001 for several Asian countries and currency declines have continued recently in Thailand, Taiwan, South Korea and Singapore. The decline in the currencies in these Southeast Asian countries could render our products less competitive if competitors located in these countries are able to manufacture competitive products at a lower effective cost.

Political and economic instability of Hong Kong could harm our operations. Our executive and sales office, and several of our customers and suppliers are located in Hong Kong, formerly a British Crown Colony. Sovereignty over Hong Kong was transferred effective July 1, 1997 to China. The continued stability of political, economic or commercial conditions in Hong Kong remains uncertain, and any instability could have an adverse impact on our business.

We have no long-term contracts to obtain components and our profit margins and net income could suffer from increases in component prices.

A substantial amount of our net sales are derived from turnkey manufacturing for which we are responsible for purchasing components used in manufacturing products for our customers. We generally do not have long-term agreements with suppliers of components. This typically results in our bearing the risk of component price increases because we may be unable to procure the required materials at a price level necessary to generate anticipated margins from the orders of our customers. Accordingly, increases in component prices could seriously harm our gross margins and operating results.

We may lose sales if suppliers of needed components fail to meet our needs.

At various times, there have been shortages of some of the electronic components that we use, and suppliers of some components have lacked sufficient capacity to meet the demand for these components. In some cases, supply shortages and delays in deliveries of particular components resulted in curtailed production, or delays in production, of assemblies using that component, which contributed to an increase in our inventory levels and reduction in our sales margins. We expect that shortages and delays in deliveries of some components will continue. If we are unable to obtain sufficient components on a timely basis, we may experience manufacturing and shipping delays, which could harm our relationships with current or prospective customers and reduce our sales.

Our results could be harmed if we have to comply with new environmental regulations.

Our operations create small amounts of environmentally sensitive waste that may increase in the future depending on the nature of our manufacturing operations. The general issue of the disposal of hazardous waste has received increasing focus from national, state, local, and international governments and agencies and has been subject to increasing regulation. Our results of operations could be adversely affected if we were required to increase expenditures to comply with new environmental regulations affecting our operations.

Factors affecting the electronics industry in general and our customers in particular could harm our operations.

Most of our sales are to customers in the electronics industry, which is subject to rapid technological change and product obsolescence. The factors affecting the electronics industry in general, or any of our major customers or competitors in particular, could have a material adverse effect on our results of operations. Our success will depend to a significant extent on the success achieved by our customers in developing and marketing their products, some of which may be new and untested. If our customers' products become obsolete or fail to gain widespread commercial acceptance, our business may suffer.

We are exposed to general economic conditions. We expect the current slowdown in the contract manufacturing industry to affect our business and net income adversely.

As a result of recent unfavorable economic conditions and reduced capital spending, sales to OEMs in the electronics industry were impacted during the last quarter of 2000 and appear to be similarly impacted in the first quarter of 2001. The contract manufacturing industry is currently in an economic slowdown with an uncertain outlook. Some of the major contract manufacturers in the United States have announced job reductions aimed at reducing costs and most Wall Street analysts have reduced earnings and revenue estimates across the entire contract-manufacturing sector. We have felt the slowdown in our business. High customer inventory levels have resulted in the delay and cancellation of orders for calculators, personal organizers, linguistic products and rechargeable battery packs. As a result of order cancellations we expect to write off inventory, which will adversely impact our net income in 2001. If the economic conditions in the United States or Asia worsen generally or in the electronics and contract manufacturing businesses particularly, or if a wider or global economic slowdown occurs, we may experience a material adverse impact on our business, operating results, and financial condition.

Future harm could result from additional acquisitions.

An important element of our strategy is to review acquisition prospects that would complement our existing companies and products, augment our market coverage and distribution ability or enhance our technological capabilities.

Future acquisitions could have a material adverse effect on our business, financial condition and results of operations because of the

- possible charges to operations for purchased technology and restructuring

- potentially dilutive issuances of equity securities,

- incurrence of debt and contingent liabilities;

- incurrence of amortization expenses related to goodwill and other intangible assets,

- difficulties assimilating the acquired operations, technologies and products,

- diversion of management's attention to other business concerns,

- risks of entering markets in which we have no or limited prior experience,

- potential loss of key employees of acquired organizations, and

- difficulties in honoring commitments made to customers by management of the acquired entity prior to the acquisition.

We can give no assurance as to whether we can successfully integrate the companies, products, technologies or personnel of any business that we might acquire in the future.

Political instability, and changes in import/export regulations, tariffs and freight rates in countries other than China where we do business could cause our profit margins to decline.

We sell our products to customers in the United States, Japan, Europe and Hong Kong. Because of the international nature of our operations and customers, our business is subject to political and economic risks beyond those involving China, including political instability, and changes in import/export regulations, tariffs and freight rates. Changes in tariff structures or other trade policies could adversely affect our suppliers or customers or decrease the cost of supplies for our competitors. Japan's trade surplus has forced a revaluation of the Japanese yen on international markets that may have the effect of making components that we use to manufacture our products more expensive.

The market price of our shares may be highly volatile.

The markets for equity securities have been volatile and the price of our common shares has been and could continue to be subject to wide fluctuations in response to quarter to quarter variations in operating results, news announcements, trading volume, sales of common shares by officers, directors and our principal shareholders, news issued from affiliated companies, customers, suppliers or other publicly traded companies, general market trends both domestically and internationally, currency movements and interest rate fluctuations. Certain events, such as the issuance of common shares upon the exercise of our publicly traded warrants or other outstanding stock options could also adversely affect the prevailing market price of our common shares.

Sales of substantial amounts of our shares by I.A.T. Reinsurance Syndicate Ltd. could cause the market price of our shares to decline.

I.A.T. Reinsurance Syndicate Ltd. is offering for resale under this prospectus 300,000 of our common shares. This represents approximately 3% of our outstanding shares. Sales of substantial amounts of these shares at any one time or from time to time, or even the availability of these shares for sale, could adversely affect the market price of our shares.

The concentration of share ownership in our senior management allows them to control or substantially influence the outcome of matters requiring shareholder approval.

Members of our management and board as a group beneficially owned more than 50.3% of our outstanding shares at February 28, 2001. As a result, acting together they may be able to control, and they can substantially influence, the outcome of all matters requiring approval by our shareholders, including the election of directors and approval of significant corporate transactions. This ability may have the effect of delaying or preventing a change in control of Nam Tai, or causing a change in control of Nam Tai that may not be favored by our other shareholders.

Our exemptions from certain of the reporting requirements under the Exchange Act limits the protections and information afforded to investors.

We are a foreign private issuer within the meaning of rules promulgated under the Securities Exchange Act of 1934. As such, we are exempt from certain provisions applicable to United States public companies including:

- the rules under the Exchange Act requiring the filing with the Commission of quarterly reports on Form 10-Q or current reports on Form 8-K;
- the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect to a security registered under the Exchange Act;
- and the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and establishing insider liability for profits realized from any "short-swing" trading transaction (i.e., a purchase and sale, or sale and purchase, of the issuer's equity securities within less than six months).

Because of these exemptions, investors are not afforded the same protections or information generally available to investors in public companies organized in the United States.

ENFORCEABILITY OF CIVIL LIABILITIES

Nam Tai is a British Virgin Islands holding corporation having its principal executive offices and principally administering its businesses in Hong Kong. Nam Tai has appointed Stephen Seung, 2 Mott St., Suite 601, New York, New York 10013 as its agent upon whom process may be served in any action brought against it under the securities laws of the United States. However, outside the United States, it may be difficult for investors to enforce judgments against Nam Tai obtained in the United States in any of these actions, including actions based upon civil liability provisions of the Federal securities laws. In addition, all of Nam Tai's officers and most of its directors reside outside the United States and all of the assets of those persons who reside outside of the United States and of Nam Tai are located outside of the United States. As a result, it may not be possible for investors to effect service of process within the United States upon those persons, or to enforce against Nam Tai or those persons judgments obtained in United States courts grounded upon the liability provisions of the United States securities laws. There is substantial doubt as to the enforceability against Nam Tai or any of its directors and officers located outside the United States in original actions or in actions for enforcement of judgments of United States courts of liabilities based solely on the civil liability provisions of the Federal securities laws.

Nam Tai has been advised by Charles Chu, Kenneth Sit & Wu, its Hong Kong counsel, and by McW. Todman & Co., its British Virgin Islands counsel, that no treaty exists between Hong Kong or the British Virgin Islands and the United States providing for the reciprocal enforcement of foreign judgments. However, the courts of Hong Kong and the British Virgin Islands are generally prepared to accept a foreign judgment as evidence of a debt due. An action may then be commenced in Hong Kong or the British Virgin Islands for recovery of this debt. A Hong Kong or British Virgin Islands court will only accept a foreign judgment as evidence of a debt due if:

- the judgment is for a liquidated amount in a civil matter;
- the judgment is final and conclusive and has not been stayed or satisfied in full;
- the judgment is not directly or indirectly for the payment of foreign taxes, penalties, fines or charges of a like nature (in this regard, a Hong Kong or British Virgin Islands court is unlikely to accept a judgment for an amount obtained by doubling, trebling or otherwise multiplying a sum assessed as compensation for the loss or damage sustained by the person in whose favor the judgment was given);
- the judgment was not obtained by actual or constructive fraud or duress;
- the foreign court has taken jurisdiction on grounds that are recognized by the common law rules as to conflict of laws in Hong Kong or the British Virgin Islands;
- the proceedings in which the judgment was obtained were not contrary to natural justice (i.e., the concept of fair adjudication);
- the proceedings in which the judgment was obtained, the judgment itself and the enforcement of the judgment are not contrary to the public policy of Hong Kong or the British Virgin Islands:
- the person against whom the judgment is given is subject to the jurisdiction of the Hong Kong or the British Virgin Islands court; and

- the judgment is not on a claim for contribution in respect of damages awarded by a judgment which does not satisfy the criteria stated previously.

Enforcement of a foreign judgment in Hong Kong or the British Virgin Islands may also be limited or affected by applicable

- bankruptcy,
- insolvency,
- liquidation,
- arrangement,
- moratorium or similar laws relating to or affecting creditors' rights generally, and

will be subject to a statutory limitation of time within which proceedings may be brought.

USE OF PROCEEDS

We will not receive any proceeds from the sale of common shares by the selling shareholder.

SELLING SHAREHOLDER

The following table sets forth certain information regarding the beneficial ownership of shares of common stock by the selling shareholder as of March 15, 2001. Information in the table concerning the selling shareholder and the shares it may offer from time to time under this prospectus is based on information provided to Nam Tai by the selling shareholder. The term "selling stockholder" includes any assignee, pledgee or other transferee of the shares covered by this prospectus. Information concerning the selling shareholder may change from time to time and any changes of which we are advised will be set forth in a prospectus supplement to the extent required.

Name and address of Selling Stockholder	Number of shares beneficially owned prior to this offering	Number of shares being offered by the selling stockholders	Percent of out-standing shares to be owned upon completion of offering
I.A.T. Reinsurance Syndicate Ltd./ Peter R. Kellogg (1) 120 Broadway New York, New York 10271	1,452,600(2)	300,000(2)	11.0%(3)

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(1) All shares (and the warrant referred to in the footnotes below) are owned of record by I.A.T. Reinsurance Syndicate Ltd. According to Mr. Kellogg's Schedule 13G filed with the SEC on February 9, 2001, I.A.T. Reinsurance Syndicate Ltd. is a Bermuda corporation of which Mr. Kellogg is the sole holder of voting stock. Mr. Kellogg says he has sole dispositive and voting power with respect to the shares of common stock owned by I.A.T. Thus, Mr. Kellogg is deemed the beneficial owner of the shares under Rules and Regulations of the SEC. Mr. Kellogg is a member of our board of directors.

(2) Includes 300,000 shares issuable upon exercise of a warrant. Under the Rules and Regulations of the SEC, shares with may be acquired within 60 days are deemed beneficially owned. The selling shareholder acquired the warrant exercisable into the shares it is offering by this prospectus in 2001 in a private transaction from National Securities Corporation. National Securities Corporation received the warrant in October 1998 for financial consulting services rendered to us. The warrant is exercisable at $10.25 per share at any time from October 5, 1998 until October 4, 2001. At the time we issued the warrant to National Securities Corporation, we agreed that if the holder made demand between January 1 to March 31 of any year, we would file a registration statement with the SEC to register the shares underlying the warrant by May 30 of that year and use our best efforts to have that registration statement declared effective by July 29 of that year. We have filed the registration statement of which this prospectus is a part pursuant to the demand that we do so by the selling stockholder, which we received on March 12, 2001.

(3) Based on 10,218,340 shares outstanding and assumes all 300,000 shares underlying the warrant are sold.

DESCRIPTION OF COMMON SHARES

Our authorized capital consists of 20,000,000 common shares, $0.01 par value per share, of which 10,218,340 common shares were outstanding on February 28, 2001.

Holders of our common shares are entitled to one vote for each whole share on all matters to be voted upon by shareholders, including the election of directors. Holders of our common shares do not have cumulative voting rights in the election of directors. All of our common shares are equal to each other with respect to liquidation and dividend rights. Holders of our common shares are entitled to receive dividends if and when declared by our Board of Directors out of funds legally available under British Virgin Islands law. In the event of our liquidation, all assets available for distribution to the holders of our common shares are distributable among them according to their respective holdings. Holders of our common shares have no preemptive rights to purchase any additional, unissued common shares.

Pursuant to our Memorandum and Articles of Association and pursuant to the laws of the British Virgin Islands, our Board of Directors without shareholder approval may amend our Memorandum and Articles of Association. This includes amendments to increase or reduce our authorized capital stock. Our ability to amend our Memorandum and Articles of Association without shareholder approval could have the effect of delaying, deterring or preventing a change in control of Nam Tai, including a tender offer to purchase our common shares at a premium over the then current market price.

PLAN OF DISTRIBUTION

We are registering the common shares covered by this prospectus for I.A.T. Reinsurance Syndicate Ltd., as the selling shareholder.

The selling shareholder will act independently of us in making decisions with respect to the timing, manner and size of each sale. The selling shareholder may sell the common shares on The Nasdaq National Market, in the over-the-counter market or in private transactions, at market prices prevailing at the time of sale, at prices related to the prevailing market prices, or at negotiated prices.

In addition, the selling shareholder may sell some or all of its common shares through:

- a block trade in which a broker-dealer may resell a portion of the block, as principal, in order to facilitate the transaction;

- purchases by a broker-dealer, as principal, and resale by the broker-dealer for its account; or

- ordinary brokerage transactions and transactions in which a broker solicits purchasers.

The selling shareholder may enter into hedging transactions with respect to its shares. For example, the selling shareholder may:

- enter into transactions involving short sales of the common shares by broker-dealers;

- sell common shares short themselves and deliver the shares to close out their short positions;

- enter into option or other types of transactions that require the selling shareholder to deliver common shares to a broker-dealer, who will then resell or transfer the common shares under this prospectus; or

- loan or pledge the common shares to a broker-dealer, who may sell the loaned shares or, in the event of default, sell the pledged shares.

The selling shareholder and any broker-dealers or other persons acting on the behalf of parties that participate with the selling shareholder in the distribution of the shares may be deemed to be underwriters and any commissions received or profit realized by them on the resale of the shares may be deemed to be underwriting discounts and commissions under the Securities Act of 1933. As of the date of this prospectus, Nam Tai is not aware of any agreement, arrangement or understanding between any broker or dealer and the selling shareholder with respect to the offer or sale of the shares pursuant to this prospectus.

At the time that any particular offering of shares is made, to the extent required by the Securities Act, a prospectus supplement will be distributed, setting forth the terms of the offering, including the aggregate number of shares being offered, the names of any underwriters, dealers or agents, any discounts, commissions and other items constituting compensation from the selling shareholder and any discounts, commissions or concessions allowed or reallowed or paid to dealers.

The selling shareholder may also sell its shares pursuant to Rule 144 promulgated under the Securities Act.

Nam Tai will not receive any of the proceeds from any sale of the shares by the selling shareholder.

LEGAL MATTERS

The validity of the common shares offered by this prospectus has been passed upon for Nam Tai by McW. Todman & Co., Tortola, British Virgin Islands..

EXPERTS

The financial statements incorporated in this prospectus by reference from the Annual Report on Form 20-F of Nam Tai Electronics, Inc. for the year ended December 31, 2000 have been audited by Deloitte Touche Tohmatsu, independent accountants, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

INDEMNIFICATION

Pursuant to our Articles of Association and subject to British Virgin Islands law, we may indemnify a director or officer out of our assets against all losses or liabilities which the director or officer may have incurred in or about the execution of the duties of his office or otherwise in relation thereto. No director or officer is liable for any loss, damage or misfortune that may have been incurred by us in the execution of the duties of his office, or in relation thereto, provided the director or officer acted honestly and good faith with a view to our best interests and except for his own willful misconduct or negligence.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of Nam Tai to the provisions described above, or otherwise, we have been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

ADDITIONAL INFORMATION

We have filed Registration Statements under the Securities Act with respect to the shares being offered by this prospectus with the Securities and Exchange Commission. This prospectus does not contain all the information set forth in the Registration Statements, certain portions of which have been omitted as permitted by the rules and regulations of the SEC. For further information with respect to the exhibits thereto, copies of which may be obtained upon payment prescribed fees or examined without charge at the SEC's principal office in Washington, D.C.

No dealer, salesman or other person has been authorized to give any information or make any representations other than those contained in this prospectus. If given or made, such information or representations must not be relied upon as having been authorized by Nam Tai. This prospectus does not constitute an offer to sell or the solicitation of an offer to buy any of the securities other than the specific securities to which it relates, or an offer or solicitation to any person in any jurisdiction where such an offer or solicitation would be unlawful.